SHEARMAN & STERLING LLP

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES | 75008 PARIS

WWW.SHEARMAN.COM | T +33.1.53.89.70.00 | F +33.1.53.89.70.70 | TOQUE J006




06013679

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 2 3 2006
WASH, D.C. 192 SECTION

May 22, 2006

PROCESSED
MAY 2 5 2006
THOMSON FINANCIAL

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release announcing that Arcelor's board of directors met on May 19, 2006 to consider Mittal Steel's new offer.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

Press release

arcelor


SEC MAIL PROCESSING
RECEIVED
MAY 23 2006
192
WASH, D.C.
SECTION

Mittal Steel's new offer under review

Luxembourg, May 21, 2006 - On Sunday, May 21, 2006, the board of directors met at Arcelor's headquarters and considered with interest Mr. Lakshmi Mittal's statements of May 19, 2006, one day after the opening of Mittal Steel's offer.

The board acknowledged the recent evolution of the terms and conditions of Mittal Steel's takeover bid. This evolution confirms its initial assessment according to which the offer was greatly lacking in terms of valuation and particularly inadequate as regards corporate governance.

The board will examine the contents of Mittal Steel's revised offer as soon as it shall have been approved by the *Commission de surveillance du secteur financier* (CSSF).

The board of directors expressed its wish to examine Mittal Steel's business plan that Mr. Mittal proposed to send to Mr. Joseph Kinsch, Chairman of Arcelor's board of directors, in a letter dated May 16, 2006, in order to be able to assess the industrial merits as well as the value of the Mittal Steel shares offered in exchange.

At the end of the board meeting, Chairman Joseph Kinsch stated: "The new offer by Mittal Steel demonstrates the pertinence of positions taken by the board since January 29. We will continue to scrupulously look after the interests of all of the group's stakeholders."

Arcelor's board of directors asked the management board – as soon as Mittal Steel's revised offer document and business plan are received – to study their conditions and report back to the board. The board of directors also reiterated the management board's mandate to present it with all options which are in the interest of all stakeholders.

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.
For more information visit www.arcelor.com

Corporate Communications
Tel.: + 352 4792 5000
E-mail: press@arcelor.com
Patrick Seyler: +352 4792 2360
Luc Scheer:+ 352 4792 4455
Jean Lasar: +352 4792 2359

Spain
Ignacio Agreda: +34 94 489 4162
Oscar Fleites: +34 98 512 60 29
France
Sandra Luneau: +33 1 71 92 00 58

Investor Relations
E-mail: investor.relations@arcelor.com
Martine Hue: + 352 4792 2151
Toll free from the EU and Switzerland: 00 800 4792 4792
France: + 33 1 71 92 00 90